Exhibit 17.1

August 27, 2026

VIA EMAIL

Board of Directors

Netcapital Inc.

Re: Immediate Resignation from the Board of Directors; Reservation of Rights; Demand for Indemnification and D&O Insurance Information

Dear Members of the Board:

Effective immediately upon delivery of this letter, I hereby resign from my position as a member of the Board of Directors of Netcapital Inc. (the “Company”), and from any and all other positions, offices, committees, appointments, or capacities in which I may be deemed to serve or act on behalf of the Company or any of its subsidiaries or affiliates.

My resignation is irrevocable and is effective immediately. From and after the effective time of this resignation, I shall have no authority to act for, bind, represent, speak on behalf of, or otherwise act as an agent, director, officer, representative, or fiduciary of the Company or any of its subsidiaries or affiliates.

Reason for Resignation

I am resigning in light of the serious allegations recently asserted against the Company and certain current and former officers, directors, and other individuals by the United States Securities and Exchange Commission, including in the civil action filed on August 10, 2026, captioned Securities and Exchange Commission v. John Fanning, et al., Civil Action No. 1:26-cv-13665, pending in the United States District Court for the District of Massachusetts.

I understand that these allegations have not necessarily been finally adjudicated and nothing in this letter is intended to express a conclusion as to the ultimate merits of any claim against any particular person. Nevertheless, given the nature and seriousness of the allegations, I do not wish to continue to be associated with the Company or to have my name, professional reputation, or continued service associated with the Company, its management, or its operations.

Accordingly, I have determined that continued service on the Board is neither appropriate nor acceptable to me.

No Knowledge of or Participation in Alleged Conduct

For the avoidance of doubt, I had no knowledge that any conduct alleged by the Securities and Exchange Commission was occurring, and no knowledge that any Company financial statement, regulatory filing, disclosure, representation, or other communication was false, misleading, inaccurate, or materially incomplete.

I had no involvement in, participation in, or financial benefit from the conduct alleged by the Securities and Exchange Commission, and I did not authorize, direct, approve, participate in, or knowingly acquiesce in any false or misleading statement, financial statement, regulatory filing, disclosure, representation, omission, accounting treatment, transaction, or other conduct by or on behalf of the Company.

To my knowledge, I did not participate in any scheme, transaction, accounting treatment, disclosure practice, or other conduct alleged by the Securities and Exchange Commission to have violated federal securities laws or any other applicable law.

Nothing in this letter should be interpreted as an acknowledgment that I possessed knowledge of facts or circumstances giving rise to the allegations before they became known to me, that I knew or should have known that any Company filing or disclosure was false or misleading, or that I approved, endorsed, ratified, or acquiesced in any conduct that is now alleged to have been improper.

No Compensation or Financial Benefit

Throughout my service as a director of the Company, I have never received any salary, director’s fee, consulting fee, cash compensation, equity compensation, stock, options, warrants, or other remuneration or financial benefit from the Company in consideration for my service as a director, whether directly or indirectly.

I did not receive any financial benefit from the conduct alleged by the Securities and Exchange Commission.

Nothing in this resignation constitutes an acknowledgment that I received, expected to receive, or was entitled to receive any financial benefit from the Company.

No Admission; Reservation Concerning Liability

This resignation shall not constitute, and shall not be construed as, an admission of wrongdoing, fault, knowledge, participation, acquiescence, responsibility, or liability of any kind on my part with respect to any act, omission, transaction, financial statement, regulatory filing, representation, conduct, or alleged conduct of the Company or any of its officers, directors, employees, agents, consultants, subsidiaries, affiliates, or other representatives.

Nor shall my resignation be construed as an admission or acknowledgment of personal liability to the Company, its shareholders, creditors, investors, customers, counterparties, or any governmental, administrative, regulatory, or law-enforcement authority, whether federal, state, or local.

To the fullest extent permitted by applicable law, I expressly reserve all rights, defenses, privileges, immunities, statutory protections, limitations of liability, rights of contribution, rights of advancement, rights of indemnification, and rights under any applicable directors’ and officers’ liability insurance policies available to me by virtue of my service as a director.

Nothing contained in this letter is intended to waive, release, diminish, impair, or otherwise adversely affect any such right, defense, protection, privilege, immunity, indemnification right, advancement right, insurance coverage, exculpation right, contribution right, or limitation of liability.

Indemnification, Advancement and D&O Insurance

My resignation is expressly made without waiver of any rights to indemnification, advancement of expenses, contribution, reimbursement, exculpation, or insurance coverage that I now have or may hereafter have under:

1.	the Company’s Certificate of Incorporation or other charter documents;

2.	the Company’s bylaws;

3.	any indemnification agreement;

4.	any directors’ or officers’ liability insurance policy;

5.	any Board or shareholder resolution, consent, or other corporate action;

6.	applicable state or federal law; or

7.	any other contract, policy, agreement, corporate instrument, or legal or equitable principle.

Any such rights shall survive my resignation to the fullest extent permitted by law.

Formal Demand for D&O and Indemnification Materials

I hereby formally demand that the Company promptly provide me with complete and accurate copies of all documents concerning my indemnification, advancement, exculpation, contribution, defense, and insurance rights arising out of or relating to my service as a director.

Without limitation, please provide the following:

1.	All directors’ and officers’ liability insurance policies applicable to any portion of my tenure as a director, including all primary, excess, umbrella, Side A, Side B, Side C, difference-in-conditions, runoff, tail, extended reporting period, and other potentially applicable policies;

2.	All declarations pages, schedules, endorsements, riders, amendments, binders, certificates of insurance, notices of renewal, notices of cancellation, and other documents modifying or describing such coverage;

3.	All information identifying applicable insurers, brokers, policy numbers, policy periods, limits of liability, deductibles, self-insured retentions, exclusions, reporting requirements, and notice provisions;

4.	Complete copies of the Company’s current and historical bylaws applicable during the period of my Board service;

5.	Complete copies of the Company’s Certificate of Incorporation, Articles of Incorporation, charter documents, and all amendments thereto applicable during the period of my service;

6.	Any indemnification agreement between the Company and me, or any form of indemnification agreement applicable to directors generally;

7.	All Board resolutions, shareholder resolutions, written consents, committee resolutions, policies, procedures, or other corporate actions relating to indemnification, advancement, exculpation, contribution, reimbursement of defense expenses, or D&O insurance;

8.	Any agreement or document providing indemnification, advancement, insurance, or similar protection to any director or officer of the Company that may also be applicable to me;

9.	Any notice already provided to any insurer concerning the Securities and Exchange Commission investigation, litigation, claims, demands, subpoenas, investigations, or related circumstances involving the Company, its directors, or officers;

10.	All correspondence between the Company and its insurance carriers or insurance brokers relating to coverage for the pending Securities and Exchange Commission matter or any related investigation, claim, demand, litigation, or proceeding, to the extent applicable to my rights or coverage; and

11.	Any other agreement, policy, corporate record, or instrument that may provide me with defense, indemnification, advancement, reimbursement, contribution, exculpation, or insurance protection arising from my service as a director.

I request that these materials be provided promptly and in no event later than ten (10) business days from receipt of this letter.

The Company is further requested to take all actions necessary to preserve all applicable insurance coverage, including providing timely notice of claims and circumstances to every potentially applicable insurer.

Nothing in this demand limits my right to request additional corporate records, insurance materials, Board records, or other documents in the future.

Preservation of D&O Coverage and Notice to Insurers

The Company is hereby requested and directed to preserve all directors’ and officers’ liability insurance coverage applicable to my period of service, including all current, prior, claims-made, runoff, tail, extended reporting period, or other applicable coverage.

I expressly reserve all rights as an insured, former insured, director, former director, indemnitee, or other covered person under every potentially applicable insurance policy.

The Company should promptly provide notice to all applicable insurers of any claim, investigation, proceeding, subpoena, Wells notice, demand, inquiry, enforcement proceeding, civil action, or circumstance that has arisen or may reasonably give rise to a claim relating to my service as a director.

The Company should not take, or fail to take, any action that would impair, prejudice, forfeit, compromise, or otherwise adversely affect any insurance coverage, indemnification right, advancement right, or other protection available to me.

No Continuing Authority or Association

Effective immediately, the Company shall not represent to any third party, governmental authority, investor, shareholder, business partner, financial institution, regulator, customer, or member of the public that I remain a director, officer, employee, representative, agent, advisor, consultant, or other representative of the Company.

I request that the Company promptly update its corporate records, website, investor materials, regulatory filings, public disclosures, Nasdaq-related disclosures, governmental filings, and other materials as legally required to reflect my resignation and cessation of service.

Except to the extent legally required in historical records or regulatory disclosures, I do not consent to the Company’s use of my name, likeness, biography, professional credentials, or affiliation in a manner suggesting my present endorsement of, participation in, approval of, or association with the Company.

Preservation of Records

In light of the pending regulatory and legal matters involving the Company, I hereby demand that the Company preserve all records relating to my service as a director, including, without limitation:

●	Board and committee minutes;

●	Board books and Board packages;

●	agendas;

●	written consents;

●	resolutions;

●	notices;

●	presentations;

●	financial statements;

●	financial information supplied to the Board;

●	audit materials;

●	regulatory materials;

●	SEC filings;

●	correspondence;

●	emails;

●	text messages;

●	electronic communications;

●	memoranda;

●	reports;

●	committee materials;

●	documents reflecting my attendance at meetings;

●	documents reflecting my votes, abstentions, objections, questions, or comments; and

●	documents concerning information that was or was not supplied to me during my service as a director.

This preservation obligation includes electronically stored information, metadata, archived communications, messaging applications, cloud-based materials, and backup materials.

Nothing in this resignation authorizes or permits the destruction, alteration, deletion, concealment, modification, or loss of any potentially relevant materials.

Governmental and Regulatory Matters

Nothing in this letter restricts or is intended to restrict my ability to communicate, cooperate, testify, provide documents, respond to lawful process, or provide truthful information to the Securities and Exchange Commission, the United States Department of Justice, any state securities regulator, any other federal, state, or local governmental or regulatory authority, any self-regulatory organization, or any court of competent jurisdiction.

Nothing contained herein shall constitute a waiver of any attorney-client privilege, work-product protection, Fifth Amendment right, statutory protection, contractual right, common-law right, or other applicable right, defense, or privilege.

Nothing in this resignation should be interpreted as adopting, ratifying, approving, or accepting responsibility for any statement, filing, financial information, representation, act, omission, decision, or conduct of the Company or any other person.

Continuing Rights

My resignation terminates my service and authority prospectively only. It does not terminate, waive, or diminish any rights or protections that accrued or arose by reason of my service as a director, including without limitation rights relating to indemnification, advancement, exculpation, contribution, reimbursement, insurance coverage, access to records where permitted by law, or the defense of any claim relating to my service.

All such rights are expressly preserved.

I reserve all rights, claims, defenses, privileges, protections, remedies, and causes of action, whether arising under statute, common law, contract, the Company’s organizational documents, insurance policies, equity, or otherwise.

Please acknowledge receipt of this resignation in writing, confirm the effective date and time of my resignation, and confirm that the Company’s corporate records have been updated to reflect that my service as a director terminated effective immediately upon delivery of this letter.

Please also confirm that the Company has instructed its officers, employees, insurance brokers, insurers, counsel, and other appropriate representatives to preserve all applicable insurance and indemnification rights on my behalf.

Nothing herein constitutes a waiver of any additional demand, claim, defense, right, or remedy.

Sincerely,

Avi Liss